4 August 2023

The Board of Directors
SRIVARU Holding Limited
2nd floor, 802 Grand Pavilion West Bay Road, PO Box
10655, Grand Cayman KY1-1006, Cayman Islands

Dear Directors

**CONSENT TO ACT AS DIRECTOR**

I hereby confirm my consent to act as a Director of SRIVARU Holding Limited (the "**Company**") with effect from the date and time specified in the directors' resolutions of the Company approving my appointment in reliance on, inter alia, the indemnity in favour of, inter alios, the Directors of the Company as set out in the articles of association of the Company until my resignation or removal or disqualification in accordance with the Articles of Association of the Company.

Yours faithfully

Jonathan Reichental

**Dr. Jonathan Reichental**
**Director**